Exhibit 2

CONTACT:	Patrick D. Spangler, CFO
ev3 Inc.
4600 Nathan Lane North
Plymouth, Minnesota 55442
(763) 398-7000
pspangler@ev3.net

ev3 Inc. Proposes to Acquire Public Minority Stake in Micro Therapeutics, Inc.

Proposes Purchase of Approximately 29.8% of Shares Not Already Owned

Plymouth, MN – October 10, 2005 – ev3 Inc. (NASDAQ:  EVVV), a global endovascular device company, announced today that it had delivered a proposal to Micro Therapeutics, Inc. (MTI) (NASDAQ:  MTIX) to acquire all of the outstanding shares of common stock of MTI that ev3 does not already own through an exchange offer.  ev3, through a wholly owned subsidiary, currently owns approximately 70.2% of MTI’s common stock.  If the transaction is successful, ev3 would issue approximately 6.6 million new shares of its common stock, bringing ev3’s total pro forma outstanding shares to approximately 56 million.

Based on the terms of the proposal, MTI’s public stockholders would be offered 0.45797 of a share of ev3 common stock for each outstanding share of MTI common stock they own.  Based on the $17.25 closing price of ev3’s common stock on October 7, 2005, the offer represents a value of approximately $7.90 per share of MTI common stock, which reflects an approximately 33.0% premium to the closing price of MTI’s common stock on that date.

The MTI special committee has informed ev3 that, based on its analysis to date, it intends to recommend acceptance of ev3’s offer to acquire the outstanding MTI common stock that it does not currently own in exchange for a number of shares of ev3 common stock based on an exchange ratio of 0.45797 of a share of ev3 common stock for each share of MTI common stock, subject to satisfactory due diligence, final agreement regarding the terms of the exchange offer and related documentation and receipt of a formal fairness opinion from the special committee’s financial advisor.

James Corbett, President and CEO of ev3 Inc. commented, “All of us at ev3 are very excited about the prospects for completing this transaction and further aligning the growth and financial goals of ev3 and MTI.  The combination of the two companies will facilitate the realization of efficiencies in sales and marketing as well as research and development.  In addition, the transaction will result in significant cost savings as redundant public company and other general and administrative expenses are eliminated.”

ev3 expects to file offering materials with the Securities and Exchange Commission and to commence its exchange offer as soon as practicable thereafter.  ev3’s offer will be conditioned on the acceptance of the offer by holders of two-thirds of the shares of MTI not held by ev3 or other affiliates of MTI.  Assuming this condition is satisfied and the exchange offer is completed, ev3 would own more than 90% of the outstanding shares of MTI’s common stock as a result of the exchange offer and ev3 would thereafter effect a merger of MTI with and into ev3 or an affiliate of ev3 on the same terms as the exchange offer.  ev3’s offer will also be conditioned on MTI’s having provided the necessary consents and/or waivers under MTI’s current “poison pill” and any applicable state anti-takeover statutes.

ev3 has advised MTI that ev3’s sole interest is in acquiring the remaining MTI shares held by the minority stockholders and that it has no interest in a disposition of its stake in MTI.

About ev3 Inc.

ev3 Inc. is a global medical device company focused on endovascular technologies for the minimally invasive treatment of vascular diseases and disorders.

ev3 and the ev3 logo are trademarks of ev3 Inc., registered in the U.S. and other countries.

Forward-Looking Statements.  Statements contained in this press release that are not historical information are forward-looking statements as defined within the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected or implied.  Such risks and uncertainties include: the recommendation of the transaction by MTI’s special committee; the result of the review of the proposed exchange offer by various regulatory agencies and any conditions imposed on ev3 in connection with consummation of the exchange offer; satisfaction of various conditions to the closing of the exchange offer; and the risks that are described from time to time in ev3’s and MTI’s respective reports filed with the Securities and Exchange Commission (“SEC”), including annual reports on Form 10-K and quarterly reports on Form 10-Q, as such reports may have been amended.  ev3 Inc. undertakes no obligation to publicly release the results of any revisions to these forward-looking statements, which may be made to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find It.  In connection with the proposed transaction, a registration statement on Form S-4, containing a prospectus, will be filed with the SEC.  MTI STOCKHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE EXCHANGE OFFER.  The final prospectus will be mailed to stockholders of MTI.  Investors and security holders will be able to obtain the registration statement containing the prospectus (and the filings with the SEC that will be incorporated by reference into such documents) free of charge at the SEC’s web site, www.sec.gov, and from ev3 Investor Relations at (763) 398-7000.